October 1, 2015
Re:	Advanced Accelerator Applications S.A. Draft Registration Statement on Form F-1 Confidentially Submitted August 20, 2015 CIK No. 0001611787

Suzanne Hayes

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

We are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Advanced Accelerator Applications S.A.’s (the “Company’s”) confidential draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated September 17, 2015 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing an amended Registration Statement together with this response letter. The amended Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the amended Registration Statement (including exhibits) and three marked copies of the amended Registration Statement showing the changes to the draft Registration Statement confidentially submitted on August 20, 2015.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the amended Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	2	October 1, 2015

Summary
Our Business
Overview, page 1

1.	Please revise your prospectus summary to remove the discussion of the results of your Phase 3 trial of Lutathera including your reference to p-values and what they indicate about the statistical significance of results observed during the trial. Your discussion of such information should be limited to sections of the prospectus where additional detailed information on clinical results provides context for evaluating such information.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 2 of the amended Registration Statement.

2.	Please define the term “orphan drug designation” the first time this term is used.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the amended Registration Statement.

3.	Please revise your disclosure to explain what it means to perform a “partial lock-up” of your Phase 3 trials and how it compares to a “complete lock-up.”

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 2 of the amended Registration Statement. A partial lock-up is a lock-up of only certain fields of the database necessary to obtain final efficacy data on a specific trial endpoint. However, since we completed a full lock-up of the database on September 14, 2015, we have eliminated the discussion of a “partial lock-up” from the amended Registration Statement.

Use of Proceeds, page 59

4.	Please revise your fifth bullet point in this section to disclose how far in the development process the allocated proceeds will allow you to reach with respect to Annexin V-128 and Somakit.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the amended Registration Statement.

Business
Strategy, page 94

5.	In light of the inherent uncertainty with respect to the timing of obtaining regulatory approval, please remove your statement that you anticipate obtaining FDA and/or EMA approval by the end of 2016.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 34, 71, 72, 100, 108 and 115 of the amended Registration Statement.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	3	October 1, 2015

Our Product Candidates in Clinical Development
Lead Therapeutic Candidate – Lutathera

6.	We note your disclosure that “the safety profile initially observed in the study was consistent with that observed in the Phase 1/2 Erasmus Study.” Please revise your disclosure to describe the initial safety profile observations made in the Phase 3 study including the extent and frequency with which patients experienced severe adverse events.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 108 to 115 of the amended Registration Statement.

Phase 3 Trial, page 102

7.	In the third paragraph of this section, please describe the meaning and significance of the hazard ratio which is provided.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the amended Registration Statement.

Licensing, page 117

8.	We note your disclosure concerning your entry into an exclusive distribution and license agreement for Lutathera in Japan with FUJIFILM RI Pharma Co., Ltd. in June 2015. Please revise your disclosure to further describe the material terms of this agreement including the rights and obligations of the parties, any material payment obligations, and term and termination provisions. Please also file the agreement as an exhibit or provide an analysis as to why it is not required to be filed.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 133 and 134 of the amended Registration Statement and has filed the agreement as an exhibit to the amended Registration Statement.

Compensation of Directors and Senior Management, page 143

9.	Please file the stock option plan and warrants plan as exhibits.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	4	October 1, 2015

Response:	The Company acknowledges the Staff’s comment and has filed the stock option plan and the warrant subscription agreement as Exhibit 10.11 and Exhibit 10.12, respectively, to the amended Registration Statement.

Other Comments

10.	We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

Response:	The Company has filed six additional exhibits with the amended Registration Statement and will file all remaining exhibits as soon as practicable. The Company acknowledges that the Staff may have further comments on these materials once they are provided. The Company notes that it has separately filed a supplemental Confidential Treatment Request on the date hereof with regard to Exhibit 10.10.

11.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response:	The Company does not currently intend to include any additional graphic, visual or photographic information in the printed prospectus. However, if and to the extent that additional artwork or graphics are to be included, the Company will promptly provide such material to the Staff on a supplemental basis.

12.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:	The Company acknowledges the Staff’s request and undertakes to comply with it as applicable. The Company will supplementally provide the Staff with written materials provided during presentations to potential investors in reliance on Section 5(d) of the Securities Act.

Mr. Jeffrey P. Riedler Division of Corporation Finance U.S. Securities and Exchange Commission	5	October 1, 2015

Please do not hesitate to contact me at (212) 235-2380 or stefano.buono@adacap.com, or John G. Crowley at (212) 450-4550, (212) 701-5550 (fax) or john.crowley@davispolk.com, if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Stefano Buono
Stefano Buono

cc:	Via E-mail
Heinz Mäusli– Chief Financial Officer - Advanced Accelerator Applications S.A.
Stéphane Devin – KPMG S.A.
John G. Crowley – Davis Polk & Wardwell LLP